UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2024
or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from              to             .
Commission File Number 001-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WALMART 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WALMART INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Walmart 401(k) Plan
Financial Statements and
Supplemental Schedule
As of January 31, 2024 and 2023, and for the year ended January 31, 2024

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Walmart 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Walmart 401(k) Plan (the Plan) as of January 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended January 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2024 and 2023, and the changes in its net assets available for benefits for the year ended January 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2024, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1998.

Rogers, Arkansas
June 25, 2024

Walmart 401(k) Plan
Statements of Net Assets Available for Benefits

	January 31,
	2024	2023
Assets
Investments, at fair value	$40,304,881,249	$35,611,558,392
Notes receivable from participants	1,220,067,619	1,125,958,080
Accrued investment income	13,805,931	10,060,562
Total assets	41,538,754,799	36,747,577,034

Liabilities
Due to broker	—	18,600,399
Accrued expenses	4,577,123	5,234,743
Total liabilities	4,577,123	23,835,142

Net assets available for benefits	$41,534,177,676	$36,723,741,892
See accompanying notes.

Walmart 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
January 31, 2024
Additions
Investment income:
Net appreciation in fair value of investments	$4,052,526,275
Interest and dividends	191,812,252
Net investment income	4,244,338,527

Interest income on notes receivable from participants	68,240,696

Contributions:
Company	1,586,359,465
Participant	2,232,685,240
Rollovers	128,192,564
Total contributions	3,947,237,269

Other, net	2,679,313

Total additions	8,262,495,805

Deductions
Benefits paid to participants	3,418,556,081
Administrative expenses	25,961,267
Fees on notes receivable from participants	7,542,673
Total deductions	3,452,060,021

Net increase	4,810,435,784

Net assets available for benefits:
Beginning of year	36,723,741,892

End of year	$41,534,177,676

See accompanying notes.

Walmart 401(k) Plan
Notes to Financial Statements
January 31, 2024
Note 1. Description of the Plan
Walmart Inc., ("Walmart" or the "Company") sponsors the Walmart 401(k) Plan (the "Plan"). The following description provides only general information. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the Plan document for a complete description of the Plan's provisions. To the extent not specifically prohibited by statute or regulation, Walmart reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan's assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.
General
The Plan is a defined contribution plan established by the Company on February 1, 1997. Each eligible employee can begin contributing to the Plan beginning on the employee's date of hire. The Plan is subject to the provisions of ERISA.
The responsibility for management of Plan assets and the investment policy is vested in the Plan's Benefits Investment Committee. Benefits Investment Committee members are appointed by the Company's Senior Vice President, Global Benefits or successor title. Responsibility for operation and administration of the Plan is vested in the Senior Vice President, Global Benefits or successor title. Effective March 15, 2024, the Plan was amended to allocate such responsibility to the Senior Vice President, Global Total Rewards.
The trustee function of the Plan is performed by Northern Trust Company ("Northern Trust Company" or the "Trustee"). The Trustee receives and holds contributions made to the Plan trust and invests those contributions as directed by participants according to the policies established by the Benefits Investment Committee. The Benefits Investment Committee directed Northern Trust Company to enter into a custodial agreement with Bank of America, N.A., a subsidiary of Bank of America Corporation, for the limited purpose of making payouts from the Plan in accordance with the Plan document. Merrill Lynch, Pierce, Fenner & Smith, Inc., which is the record keeper for the Plan, is a subsidiary of Merrill Lynch & Company and ultimately a subsidiary of Bank of America Corporation.
Contributions
Eligible employees may elect to contribute up to 50% of their eligible wages as either pretax or Roth deferrals, but are not required to contribute to the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans (rollover contributions).
Each eligible employee may begin receiving matching contributions on the first day of the month after completing at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any subsequent Plan year). The Company match is 100% of deferrals up to 6% of each participant's eligible wages for the Plan year. Company matching contributions are contributed to the Plan each payroll period and are calculated based on each participant's cumulative compensation and cumulative elective and catch-up contributions through such payroll period. Rollover contributions into the Plan are not eligible for a Company matching contribution.
Additional types of contributions may be contributed by the Company to the Plan. No such additional types of contributions were made for the Plan year ended January 31, 2024. All contributions are subject to certain limitations in accordance with provisions of the Internal Revenue Code (the Code).
Participant Accounts
Each participant's account is adjusted for administrative expenses and earnings (losses). Adjustments are determined by the investments held in each participant's account, the participant's contributions, and an allocation of the Company's matching contributions to the Plan made on the participant's behalf. Forfeitures of non-vested contributions are used or allocated to restore account balances of rehired participants or participants whose distributions were previously unclaimed.
Vesting
Participants are immediately vested in all elective, catch-up, rollover, Company matching and qualified non-elective contributions. A participant's profit sharing contribution account shall vest based on years of service at a rate of 20% per year from years two through six and may become fully vested upon participant retirement at age 65 or above, total and permanent disability, or death.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of (a) $50,000 or (b) 50% of their vested account balance. The administrative loan origination fee of $50 per general loan, and $95 per residential loan is paid by the participant and is deducted from the proceeds of the loan. Participants may only have one general purpose loan and one residential loan outstanding at any time. Loan terms range from one to five years for general purpose loans and one to 15 years for residential loans. The loans are secured by the balance in the participant's account and bear fixed interest at the prime rate on the last day of the month preceding the month in which the loan is processed for payment, plus 1%. Generally, payments of principal and interest on the loan will be deducted from an employee's regular pay in equal amounts each pay period beginning with the first pay period following the date of the loan.
Payment of Benefits and Withdrawals
Generally, payment upon a participant's separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant's vested account. However, participants may elect to receive a single lump-sum payment of their profit sharing contributions in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, even if such contributions are not invested in Walmart equity securities. To the extent the participant's profit sharing contributions are not invested in Walmart equity securities, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to receive a single lump-sum payment of the remainder of their accounts in whole shares of Walmart equity securities, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Walmart equity securities as of the date distributions are processed. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).
The Plan permits withdrawals of active participants' vested balances in amounts necessary to satisfy financial hardship as defined by the Internal Revenue Service (IRS). In-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age. Rollovers may be distributed at any time.
Investment Options
A participant may direct the Trustee to invest any portion of his or her account in available investment options. Available investment options may change at any time. Participant investment options at January 31, 2024, include funds with a variety of equity securities, mutual funds, fixed income, and collective investment trusts/collective trust funds. Participants may change their elections at any time.
A participant may direct the Trustee to invest any portion of his or her profit sharing contributions in available investment options, including Walmart equity securities, or any of the investment options for other contributions described previously.
To the extent not directed by the participant, participant accounts are invested as determined by the Benefits Investment Committee.
Note 2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Contributions from Plan participants and the company matching contributions are recorded in the year in which the employee contributions are withheld from compensation.
Use of Estimates
The preparation of the financial statements in accordance with GAAP requires Plan management to use estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by the Trustee. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Principal and interest from the repayment of loans are allocated to participants' investment accounts in accordance with each participant's investment election in effect at the repayment date. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.
Benefit Payments
Benefit payments are recorded when paid. As of January 31, 2024 and 2023, there were benefits in the amount of $29,324,794 and $29,706,635, respectively, requested before year-end, that were paid after year-end.
Expenses
The Plan allows certain administrative expenses to be paid from Plan assets, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. The Plan does not reimburse for these expenses. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are recorded as fees on notes receivable from participants when incurred. Investment related expenses that are indirect are included in net appreciation/depreciation of fair value of investments and direct expenses are included in administrative expenses.
Note 3. Fair Value Measurements
Accounting guidance provides a framework for measuring fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	Unadjusted quoted prices for identical, unrestricted assets or liabilities in active markets that a plan has the ability to access.
Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3	Significant unobservable inputs.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at January 31, 2024 and 2023. During the year ended January 31, 2024, there were no transfers of financial instruments into or out of Level 3. Following is a description of the valuation methodologies used for assets measured at fair value:
Walmart Inc. equity securities - Valued at exchange quoted market prices on the last business day of the Plan year.
Common stocks - Valued at exchange quoted market prices on the last business day of the Plan year.
Cash equivalent - Valued at amortized cost, which approximates fair value.
Mutual fund - Valued at quoted market prices on the last business day of the Plan year.
Government securities - Valued using pricing models maximizing the use of observable inputs for similar securities.
Corporate bonds - Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.
Asset-backed and mortgage-backed securities - Valued on the basis of the timing and certainty of the cash flows compared to investments with similar durations.
Collective investment trusts/collective trust funds - Stated at fair value as determined by the issuers of the funds on the fair market value of the underlying investments, which is valued at net asset value (NAV) as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis consisted of the following types of instruments:

	Fair Value Measurements as of January 31, 2024
	Level 1	Level 2	Total
Walmart Inc. equity securities	$3,494,368,568	$—	$3,494,368,568
Common stocks	1,067,485,061	—	1,067,485,061
Cash equivalent	20,806,602	—	20,806,602
Mutual fund	879,810,982	—	879,810,982
Government securities	—	819,161,539	819,161,539
Corporate bonds	—	347,907,741	347,907,741
Asset-backed securities	—	120,236,595	120,236,595
Mortgage-backed securities	—	32,139,770	32,139,770
Total assets in the fair value hierarchy	$5,462,471,213	$1,319,445,645	$6,781,916,858
Investments measured at NAV* Collective investment trusts/collective trust funds			33,522,964,391
Total investments at fair value			$40,304,881,249

	Fair Value Measurements as of January 31, 2023
	Level 1	Level 2	Total
Walmart Inc. equity securities	$3,297,354,804	$—	$3,297,354,804
Common stocks	882,955,570	—	882,955,570
Cash equivalent	20,606,546	—	20,606,546
Mutual fund	801,171,589	—	801,171,589
Government securities	—	670,439,047	670,439,047
Corporate bonds	—	308,219,608	308,219,608
Asset-backed securities	—	147,761,898	147,761,898
Mortgage-backed securities	—	41,999,995	41,999,995
Total assets in the fair value hierarchy	$5,002,088,509	$1,168,420,548	$6,170,509,057
Investments measured at NAV* Collective investment trusts/collective trust funds			29,441,049,335
Total investments at fair value			$35,611,558,392
*In accordance with ASC Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented on the Statements of Net Assets Available for Benefits.
Note 4. Investments Measured Using NAV per Share as a Practical Expedient
The following table summarizes investments for which fair value is measured using NAV per share as a practical expedient as of January 31, 2024 and 2023.

Investments	Fair Value as of January 31,		Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice
	2024	2023
Collective investment trusts/collective trust funds	$33,522,964,391	$29,441,049,335	N/A	Daily	N/A

Note 5. Related Party and Party-In-Interest Transactions
Certain Plan investments are managed by Bank of America, N.A., Merrill Lynch & Company and Northern Trust Company who provide investment management services to the Plan. The Plan also holds notes receivable from participants. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
A portion of the Plan's assets are invested in common stock of the Company.  While the holding and acquisition of employer securities is generally prohibited by ERISA, the Plan meets the exception in ERISA section 407(b), which permits the acquisition and holding of employer securities by eligible individual account plans.

Note 6. Plan Termination
While there is no intention to do so, the Company may terminate the Plan and discontinue its contributions at any time subject to the provisions of ERISA. In the event of complete or partial Plan termination, any unvested amounts in participants' accounts shall become fully vested. The Plan shall remain in effect and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.
Note 7. Tax Status
The Plan has received a determination letter from the IRS dated April 3, 2015, stating that the Plan and related trust is designed in accordance with applicable sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Processes are in place to prevent operational failures, but when they occur, the Administrator takes corrective action to preserve the tax qualification of the Plan. Specifically, the Administrator has corrected, and will continue to correct, operational failures in a manner permitted under the Employee Plans Compliance Resolution System of the IRS in order to preserve the Plan's tax favored qualification. Although the Plan has been amended and restated since receiving the determination letter, the Administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
Note 8. Risks and Uncertainties
The Trustee holds the Plan's investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment companies. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the Statements of Net Assets Available for Benefits. The Plan's exposure to a concentration of risk is limited by the diversification of investments across multiple investment fund options. Additionally, the investments within each investment fund option are further diversified into varied financial instruments.
Note 9. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	January 31,
	2024	2023
Net assets available for benefits per the financial statements	$41,534,177,676	$36,723,741,892
Less: Benefits payable per the Form 5500	(29,324,794)	(29,706,635)
Net assets available for benefits per the Form 5500	$41,504,852,882	$36,694,035,257
The following is a reconciliation of the net change in net assets available for benefits per the financial statements to the Form 5500 for the year ended January 31, 2024:

Net increase in net assets available for benefits per the financial statements	$4,810,435,784
Less: Benefits payable per the Form 5500 at January 31, 2024	(29,324,794)
Add: Benefits payable per the Form 5500 at January 31, 2023	29,706,635
Net gain per the Form 5500	$4,810,817,625
Benefits payable are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.

Supplemental Schedule
Walmart 401(k) Plan
EIN #71-0415188, Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
January 31, 2024

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Investments
*	Walmart Inc. Equity Securities	Common Stock	**	$3,494,368,568

	Other Common Stocks
	1 800 Flowers Inc.	Common Stock	**	957,154
	Aaon Inc.	Common Stock	**	2,793,420
	Academy Sports & Outdoors Inc.	Common Stock	**	3,649,318
	Acadia Healthcare Company Inc.	Common Stock	**	8,012,018
	Advanced Drainage Systems Inc.	Common Stock	**	4,558,179
	Advanced Energy Industries, Inc.	Common Stock	**	5,710,627
	Aehr Test Systems	Common Stock	**	242,872
	Agnc Invt Corp.	Common Stock	**	4,831,482
	Alamo Group Inc.	Common Stock	**	6,962,784
	Alarm.com Holdings, Inc.	Common Stock	**	4,394,184
	Alkermes PLC	Common Stock	**	2,347,724
	Amedisys Inc.	Common Stock	**	3,492,704
	Ameris Bankcorp	Common Stock	**	4,760,526
	Amicus Therapeutics Inc.	Common Stock	**	899,944
	Antero Resources Corp.	Common Stock	**	2,708,167
	Appfolio Inc.	Common Stock	**	8,298,114
	Apple Hospitality Reit, Inc.	Common Stock	**	3,006,368
	Arlo Technologies Inc.	Common Stock	**	5,528,581
	Artisan Partners Asset Management Inc.	Common Stock	**	5,109,077
	ASGN Incorporated	Common Stock	**	5,717,248
	Aspen Aerogels Inc.	Common Stock	**	3,969,670
	Atrion Corp.	Common Stock	**	5,183,300
	Avient Corporation	Common Stock	**	1,946,613
	Axalta Coating Systems Ltd.	Common Stock	**	5,514,156
	Axos Financial Inc.	Common Stock	**	471,377
	Banner Corp.	Common Stock	**	4,579,466
	Beacon Roofing Supply Inc.	Common Stock	**	7,123,567
	Biocryst Pharmaceuticals Inc.	Common Stock	**	1,830,238
	Bio-Techne Corp.	Common Stock	**	9,619,917
	Black Hills Corp.	Common Stock	**	3,492,868
	Blackline Inc.	Common Stock	**	3,324,691
	Bright Horizons Family Solutions Inc.	Common Stock	**	4,555,853
	Brunswick Corp.	Common Stock	**	1,349,696
	BWX Technologies Inc.	Common Stock	**	3,338,236
	Cadence Bank	Common Stock	**	5,295,650
	Cambium Networks Corporation	Common Stock	**	99,722

Carmax Inc.	Common Stock	**	4,917,257
Casella Waste Systems Inc.	Common Stock	**	4,219,978
Cathay General Bancorp	Common Stock	**	4,069,737
Centerspace	Common Stock	**	2,638,611
Century Casinos Inc.	Common Stock	**	1,003,999
Cerence Inc.	Common Stock	**	2,713,591
Ceva Inc.	Common Stock	**	1,369,325
ChampionX Corporation	Common Stock	**	3,788,254
Charles Riv Laboratories Intl Inc.	Common Stock	**	5,485,510
Chemours Co.	Common Stock	**	5,413,705
Chewy Inc.	Common Stock	**	1,682,475
Chord Energy Corp.	Common Stock	**	4,625,870
CNX Resources Corporation	Common Stock	**	2,058,521
Coca-Cola Consolidated Inc.	Common Stock	**	4,871,160
Coda Octopus Group Inc.	Common Stock	**	758,778
Comerica Inc.	Common Stock	**	8,017,136
Commercial Metals Company	Common Stock	**	4,081,150
Commvault Systems Inc.	Common Stock	**	3,800,503
Computer Programs & Systems Inc.	Common Stock	**	497,575
Connectone Bancorp Inc.	Common Stock	**	3,917,905
Consensus Cloud Solutions Inc.	Common Stock	**	930,602
Core & Main Inc.	Common Stock	**	17,811,509
Coty Inc.	Common Stock	**	2,786,312
CRA International Inc.	Common Stock	**	2,748,025
Crane NXT Co.	Common Stock	**	3,072,463
CryoPort Inc.	Common Stock	**	1,022,128
Cushman & Wakefield Inc.	Common Stock	**	3,950,576
Dana Inc.	Common Stock	**	2,742,117
Deluxe Corp.	Common Stock	**	3,420,895
Denny's Corp.	Common Stock	**	476,118
Descartes Systems Group Inc.	Common Stock	**	4,908,631
Diamond Offshore Drilling Inc.	Common Stock	**	2,260,062
Digital Turbine Inc.	Common Stock	**	1,256,145
Dine Brands Global Inc.	Common Stock	**	2,279,599
Donnelley Financial Solutions Inc.	Common Stock	**	6,960,111
Douglas Dynamics Inc.	Common Stock	**	5,527,593
Eagle Materials Inc.	Common Stock	**	7,606,628
Ecovyst Inc.	Common Stock	**	3,892,034
Element Solution Inc.	Common Stock	**	11,039,751
EMCOR Group Inc.	Common Stock	**	3,937,179
Encompass Health Corp.	Common Stock	**	2,277,827
Endava PLC	Common Stock	**	5,220,491
Enovis Corporation	Common Stock	**	2,750,330
EPR Properties	Common Stock	**	2,881,490
Equity Commonwealth	Common Stock	**	4,033,739
Establishment Labs Holdings Inc.	Common Stock	**	5,286,782
Eventbrite Inc.	Common Stock	**	2,677,848
Evertec Inc.	Common Stock	**	4,660,207
Evolus Inc.	Common Stock	**	2,119,839
Excelerate Energy Inc.	Common Stock	**	1,364,430
Exelixis Inc.	Common Stock	**	3,700,810
Exponent Inc.	Common Stock	**	5,027,006
Fabrinet	Common Stock	**	8,815,401
Federal Agricultural Mortgage Corp.	Common Stock	**	7,277,233

Federal Signal Corp.	Common Stock	**	3,372,494
First American Financial Corp.	Common Stock	**	8,406,152
First Interstate BancSystem, Inc.	Common Stock	**	3,385,208
First Merchants Corp.	Common Stock	**	4,370,281
Fiverr International Ltd.	Common Stock	**	777,746
Floor & Décor Holdings Inc.	Common Stock	**	7,118,441
Foot Locker Inc.	Common Stock	**	2,866,688
Franklin Covey Co.	Common Stock	**	5,173,004
Franklin Elec Inc.	Common Stock	**	3,613,928
GATX Corp.	Common Stock	**	4,520,266
Getty Realty Corp.	Common Stock	**	2,967,586
Gildan Activewear Inc.	Common Stock	**	4,457,175
Global Medical REIT Inc.	Common Stock	**	3,229,003
Globus Med Inc.	Common Stock	**	5,035,902
Goosehead Insurance Inc.	Common Stock	**	8,265,727
Group 1 Automotive Inc.	Common Stock	**	3,374,279
Guidewire Software Inc.	Common Stock	**	9,086,620
Hamilton Insurance Group Ltd.	Common Stock	**	2,629,991
Hamilton Lane Inc.	Common Stock	**	9,753,800
Harmonic Inc.	Common Stock	**	3,268,161
Harrow Inc.	Common Stock	**	1,424,563
HealthEquity Inc.	Common Stock	**	11,705,982
Heartland Financial USA Inc.	Common Stock	**	3,599,318
Heico Corp.	Common Stock	**	10,332,544
Hillenbrand Inc.	Common Stock	**	4,434,861
Hillman Solutions Corp.	Common Stock	**	3,161,174
Ingevity Corp.	Common Stock	**	1,978,321
Inotiv Inc.	Common Stock	**	288,337
Insight Enterprises Inc.	Common Stock	**	14,608,316
Installed Building Products Inc.	Common Stock	**	9,213,482
International Game Technology PLC	Common Stock	**	4,721,527
Iovance Biotherapeutics Inc.	Common Stock	**	1,715,944
Ituran Location & Control	Common Stock	**	3,906,707
James River Group Holdings	Common Stock	**	1,323,253
Janus International Group Inc.	Common Stock	**	7,865,490
John Bean Technologies Corp.	Common Stock	**	4,750,652
Kadant Inc.	Common Stock	**	4,679,818
Kennedy-Wilson Holdings Inc.	Common Stock	**	2,726,886
Kforce Inc.	Common Stock	**	5,481,328
Kiniksa Pharmaceuticals, Ltd.	Common Stock	**	2,389,694
Kinsale Cap Group Inc.	Common Stock	**	7,405,934
Kirby Corp.	Common Stock	**	7,315,380
Knife Riv Hldg Co.	Common Stock	**	4,213,758
Korn Ferry	Common Stock	**	4,704,747
Krystal Biotech Inc.	Common Stock	**	2,053,230
Ladder Capital Corp.	Common Stock	**	4,377,498
Landstar System Inc.	Common Stock	**	6,905,754
La-Z-Boy, Inc.	Common Stock	**	4,474,582
Lemaitre Vascular Inc.	Common Stock	**	9,577,877

Ligand Pharmaceuticals Inc.	Common Stock	**	3,310,845
Liquidity Services Inc.	Common Stock	**	594,731
LXP Industrial Trust	Common Stock	**	3,879,567
M/I Homes Inc.	Common Stock	**	3,292,660
Magnite Inc.	Common Stock	**	1,366,183
Magnolia Oil & Gas Corp.	Common Stock	**	3,292,478
Manhattan Associates Inc.	Common Stock	**	6,485,569
Marriott Vacations Worldwide Corp.	Common Stock	**	1,561,025
Masonite International Corp.	Common Stock	**	5,117,336
Matador Res Co.	Common Stock	**	4,386,809
Materion Corp.	Common Stock	**	3,636,012
Mativ Holdings Inc.	Common Stock	**	1,752,170
Maximus Inc.	Common Stock	**	3,350,013
McGrath RentCorp.	Common Stock	**	5,049,874
Medpace Holdings Inc.	Common Stock	**	6,175,081
MFA Financial Inc.	Common Stock	**	3,973,189
Minerals Technologies Inc.	Common Stock	**	3,605,425
Mirum Pharmaceuticals Inc.	Common Stock	**	691,532
Moelis & Company	Common Stock	**	5,381,288
Morningstar Inc.	Common Stock	**	4,990,532
Murphy Oil Corp.	Common Stock	**	4,614,782
Murphy USA Inc.	Common Stock	**	8,172,824
National Storage Affiliates	Common Stock	**	5,775,617
NNN REIT Inc.	Common Stock	**	6,113,527
Northern Oil & Gas Inc.	Common Stock	**	4,331,349
Novanta Inc.	Common Stock	**	8,027,945
NVent Electric PLC	Common Stock	**	5,604,734
OceanFirst Financial Corp.	Common Stock	**	3,464,471
Ocuphire Pharma Inc.	Common Stock	**	761,817
Old National Bancorp	Common Stock	**	3,005,116
Ollies Bargain Outlet Holdings Inc.	Common Stock	**	2,769,665
Omniab Inc.	Common Stock	**	3,078,367
ONE Gas Inc.	Common Stock	**	2,012,936
OneMain Holdings Inc.	Common Stock	**	3,526,589
OptimizeRx Corp.	Common Stock	**	3,121,551
Optinose Inc.	Common Stock	**	457,692
Option Care Health Inc.	Common Stock	**	4,420,772
Otter Tail Corp.	Common Stock	**	4,035,625
Pacira BioSciences Inc.	Common Stock	**	3,965,845
Park City Group, Inc.	Common Stock	**	7,500,404
Parsons Corporation	Common Stock	**	4,043,209
Patterson-Uti Energy Inc.	Common Stock	**	3,834,867
PennyMac Mortgage Investment Trust	Common Stock	**	2,921,560
Perimeter Solutions	Common Stock	**	2,826,026
Permian Resources Corp.	Common Stock	**	5,597,840
Permian Resources Corp.	Common Stock	**	5,469,106
PGT Innovations Inc.	Common Stock	**	2,585,030
Pinnacle Financial Partners Inc.	Common Stock	**	3,970,472
Piper Sandler Companies, Inc.	Common Stock	**	4,703,661

Plexus Corp.	Common Stock	**	2,418,012
Preferred Bank	Common Stock	**	4,121,389
Primerica Inc.	Common Stock	**	4,626,299
Primo Water Corporation Canada	Common Stock	**	3,783,408
Procore Technologies Inc.	Common Stock	**	4,645,276
Progress Software Corp.	Common Stock	**	1,845,814
ProPetro Holding Corp.	Common Stock	**	1,841,590
Prosperity Bancshares Inc.	Common Stock	**	5,661,787
Puma Biotechnology Inc.	Common Stock	**	401,145
Q2 Holdings Inc.	Common Stock	**	3,277,754
Radian Group Inc.	Common Stock	**	4,439,012
Radware Ltd.	Common Stock	**	3,344,618
Rambus Inc.	Common Stock	**	6,941,404
Red Rock Resorts Inc.	Common Stock	**	5,768,193
Repligen Corp.	Common Stock	**	7,623,539
Resideo Technologies Inc.	Common Stock	**	2,602,838
Revance Therapeutics Inc.	Common Stock	**	435,507
Rhythm Pharmaceuticals Inc.	Common Stock	**	2,411,097
Rocket Pharmaceuticals Inc.	Common Stock	**	1,271,159
Rush Enterprises Inc.	Common Stock	**	4,577,003
RXO LLC	Common Stock	**	865,322
Saia, Inc.	Common Stock	**	5,334,867
Schneider National Inc.	Common Stock	**	3,468,329
Scholar Rock Holding Corporation	Common Stock	**	379,175
scPharmaceuticals Inc.	Common Stock	**	429,260
Selective Insurance Group Inc.	Common Stock	**	5,904,142
ShotSpotter, Inc.	Common Stock	**	1,492,437
Shutterstock Inc.	Common Stock	**	1,927,884
Signet Jewelers Ltd.	Common Stock	**	5,083,925
Simpson Manufacturing Co, Inc.	Common Stock	**	4,883,291
SiteOne Landscape Supply Inc.	Common Stock	**	7,020,125
SiTime Corp.	Common Stock	**	924,495
Skyline Champion Corp.	Common Stock	**	5,911,194
Sleep Number Corp.	Common Stock	**	271,323
Smith-Midland Corp.	Common Stock	**	962,827
Solarwinds Corp.	Common Stock	**	212,086
Spire Inc.	Common Stock	**	6,476,322
Sprout Social Inc.	Common Stock	**	7,333,780
Stag Industrial Inc.	Common Stock	**	10,181,588
Stewart Information Services Corp.	Common Stock	**	4,406,100
Stifel Financial Corp.	Common Stock	**	4,548,360
Stratasys Inc.	Common Stock	**	2,466,522
Stride Inc.	Common Stock	**	9,608,726
Supernus Pharmaceuticals Inc.	Common Stock	**	3,217,357
Techtarget Inc.	Common Stock	**	1,111,516
Topgolf Callaway Brands Corp.	Common Stock	**	2,532,538
Travere Therapeutics Inc.	Common Stock	**	399,859
Trupanion, Inc.	Common Stock	**	2,529,138
Ultra Clean Holdings Inc.	Common Stock	**	2,733,974

	United Bankshares Inc.	Common Stock	**	5,304,904
	United Therapeutics Corporation	Common Stock	**	1,947,840
	Upland Software Inc.	Common Stock	**	1,029,482
	UroGen Pharma Ltd.	Common Stock	**	675,587
	Utah Medical Products Inc.	Common Stock	**	3,613,877
	Utz Brands Inc.	Common Stock	**	8,089,343
	Valmont Industries Inc.	Common Stock	**	4,116,950
	Valvoline Inc.	Common Stock	**	4,376,246
	Veeco Instruments Inc.	Common Stock	**	2,493,781
	Verint Systems Inc.	Common Stock	**	2,404,267
	Verona Pharma	Common Stock	**	1,075,604
	WalkMe Ltd.	Common Stock	**	1,741,400
	WD-40 Co.	Common Stock	**	4,437,881
	WESCO International Inc.	Common Stock	**	4,586,481
	Western Alliance BanCorp.	Common Stock	**	8,574,478
	Willdan Group Inc.	Common Stock	**	1,522,032
	WillScot Mobile Mini Holdings Corp.	Common Stock	**	7,195,323
	Wintrust Financial Corp.	Common Stock	**	3,788,621
	WNS (Holdings) Limited	Common Stock	**	8,535,945
	Workiva Inc.	Common Stock	**	5,215,235
	Y-mAbs Therapeutics, Inc.	Common Stock	**	675,338
	Ziff Davis Inc.	Common Stock	**	2,441,228
	Zions BanCorp.	Common Stock	**	7,046,323
	Total Other Common Stocks			1,067,485,061

	Cash Equivalent
*	Bank of America, N.A. Merrill Lynch Bank Deposit	Cash Equivalent, 1.06%	**	20,806,602

	Mutual Fund
	PIMCO	All Asset Class Institutional Fund	**	879,810,982

	Government Securities
	Abu Dhabi Crude Oil Pipeline LLC	$811,000 par, 4.60%, due November 2, 2047	**	719,763
	California State Municipal Bond	$1,015,000 par, 7.30%, due October 1, 2039	**	1,229,123
	Connecticut Avenue Securities Trust	$664,075 par, 7.02%, due July 25, 2043	**	670,975
	Corporacion Nacional del Cobre de Chile	$200,000 par, 6.3%, due September 8, 2053	**	196,160
	Electricite de France (EDF)	$1,616,000 par, 6.9%, due May 23, 2053	**	1,810,915
	FHLMC, Freddie Mac	$1,049,000 par, 6.25%, due July 15, 2032	**	1,213,099
	FHLMC, Freddie Mac	$976,456 par, 6.12%, due October 25, 2041	**	977,039
	FHLMC, Freddie Mac	$730,453 par, 3.00%, due April 1, 2050	**	647,811
	FHLMC, Freddie Mac	$727,104 par, 3.00%, due August 1, 2048	**	647,907
	FHLMC, Freddie Mac	$691,829 par, 2.00%, due June 1, 2036	**	625,481
	FHLMC, Freddie Mac	$690,506 par, 2.50%, due December 1, 2035	**	642,964
	FHLMC, Freddie Mac	$69,506 par, 3.50%, due October 1, 2047	**	64,379
	FHLMC, Freddie Mac	$677,793 par, 3.50%, due October 15, 2053	**	654,686
	FHLMC, Freddie Mac	$658,354 par, 3.00%, due January 1, 2050	**	583,728
	FHLMC, Freddie Mac	$655,916 par, 6.62%, due February 25, 2042	**	657,969
	FHLMC, Freddie Mac	$569,830 par, 3.50%, due March 1, 2048	**	529,591
	FHLMC, Freddie Mac	$566,961 par, 3.50%, due August 1, 2044	**	527,613
	FHLMC, Freddie Mac	$563,212 par, 2.00%, due December 31, 2049	**	515,905
	FHLMC, Freddie Mac	$561,438 par, 4.00%, due August 1, 2052	**	528,634

FHLMC, Freddie Mac	$5,923,054 par, 2.00%, due February 1, 2052	**	4,830,999
FHLMC, Freddie Mac	$5,269,705 par, 3.50%, due September 25, 2044	**	5,022,458
FHLMC, Freddie Mac	$481,542 par, 3.00%, due May 1, 2037	**	456,262
FHLMC, Freddie Mac	$45,353 par, 6.02%, due December 25, 2033	**	45,325
FHLMC, Freddie Mac	$44,762 par, 3.00%, due February 1, 2050	**	39,698
FHLMC, Freddie Mac	$438,086 par, 3.00%, November 1, 2049	**	388,428
FHLMC, Freddie Mac	$434,411 par, 0.00%, due June 1, 2036	**	392,456
FHLMC, Freddie Mac	$411,916 par, 3.00%, due January 1, 2050	**	364,967
FHLMC, Freddie Mac	$4,595,121 par, 2.00%, due November 1, 2051	**	3,715,109
FHLMC, Freddie Mac	$4,391,421 par, 4.00%, due May 1, 2052	**	4,134,691
FHLMC, Freddie Mac	$398,427 par, 2.50%, due July 1, 2050	**	329,652
FHLMC, Freddie Mac	$366,810 par, 4.00%, due September 1, 2052	**	345,337
FHLMC, Freddie Mac	$303,301 par, 3.00%, due September 1, 2050	**	270,425
FHLMC, Freddie Mac	$3,715,598 par, 3.50%, due January 1, 2051	**	3,440,248
FHLMC, Freddie Mac	$3,587,447 par, 2.00%, due May 1 ,2051	**	2,906,554
FHLMC, Freddie Mac	$3,453,343 par, 2.50%, due November 1, 2051	**	2,945,616
FHLMC, Freddie Mac	$3,062,684 par, 4.00%, due July 1, 2049	**	2,945,089
FHLMC, Freddie Mac	$289,978 par, 2.50%, due July 1, 2035	**	269,121
FHLMC, Freddie Mac	$255,857 par, 3.00%, due February 1, 2050	**	227,588
FHLMC, Freddie Mac	$236,780 par, 7.82%, due March 25, 2052	**	241,450
FHLMC, Freddie Mac	$217,536 par, 3.00%, due December 1, 2049	**	192,927
FHLMC, Freddie Mac	$2,749,296 par, 6.00%, due June 1, 2053	**	2,788,140
FHLMC, Freddie Mac	$2,690,665 par, 2.00%, due February 25, 2052	**	2,351,838
FHLMC, Freddie Mac	$2,664,746 par, 4.50%, due November 1, 2052	**	2,576,668
FHLMC, Freddie Mac	$2,654,099 par, 5.50%, due June 1, 2053	**	2,663,057
FHLMC, Freddie Mac	$2,626,919 par, 4.00%, due November 25, 2051	**	2,533,639
FHLMC, Freddie Mac	$2,588,481 par, 2.50%, due August 1, 2051	**	2,189,031
FHLMC, Freddie Mac	$2,563,569 par, 2.50%, due July 1, 2052	**	2,177,489
FHLMC, Freddie Mac	$2,504,729 par, 2.50%, due February 1, 2052	**	2,117,344
FHLMC, Freddie Mac	$2,492,171 par, 2.50%, due April 1, 2052	**	2,124,942
FHLMC, Freddie Mac	$2,429,375 par, 3.00%, June 1, 2050	**	2,164,466
FHLMC, Freddie Mac	$2,410,401 par, 2.00%, due February 1, 2052	**	1,872,337
FHLMC, Freddie Mac	$2,113,964 par, 2.50%, due May 1, 2051	**	1,784,135
FHLMC, Freddie Mac	$2,060,471 par, 3.50%, due June 1, 2052	**	1,906,769
FHLMC, Freddie Mac	$190,274 par, 2.50%, due June 1, 2051	**	160,038
FHLMC, Freddie Mac	$145,189 par, 2.00%, due November 1, 2051	**	117,775
FHLMC, Freddie Mac	$132,999 par, 4.00%, due August 1, 2048	**	126,995
FHLMC, Freddie Mac	$126,518 par, 2.00%, due November 1, 2051	**	102,629
FHLMC, Freddie Mac	$1,822,223 par, 3.50%, due January 25, 2051	**	1,738,406
FHLMC, Freddie Mac	$1,711,453 par, 2.00%, due August 1, 2051	**	1,386,264
FHLMC, Freddie Mac	$1,655,277 par, 2.00%, due August 1, 2035	**	1,493,015
FHLMC, Freddie Mac	$1,623,030 par, 3.00%, July 1, 2050	**	1,438,331
FHLMC, Freddie Mac	$1,606,553 par, 6.50%, due October 1, 2053	**	1,646,939
FHLMC, Freddie Mac	$1,600,655 par, 2.00%, due December 1, 2051	**	1,305,562
FHLMC, Freddie Mac	$1,511,835 par, 2.50%, due February 1, 2052	**	1,274,233
FHLMC, Freddie Mac	$1,482,595 par, 4.50%, due September 1, 2050	**	1,452,457
FHLMC, Freddie Mac	$1,316,506 par, 3.50%, due March 1, 2048	**	1,221,802
FHLMC, Freddie Mac	$1,261,002 par, 2.00%, due December 1, 2051	**	1,020,175

FHLMC, Freddie Mac	$1,199,468 par, 2.00%, due September 1, 2050	**	979,155
FHLMC, Freddie Mac	$1,156,151 par, 5.00%, due October 1, 2052	**	1,142,455
FHLMC, Freddie Mac	$1,112,791 par, 2.50%, due February 1, 2052	**	941,927
FHLMC, Freddie Mac	$1,101,081 par, 2.50%, due June 1, 2051	**	926,131
FHLMC, Freddie Mac	$1,002,339 par, 1.50%, due June 1, 2037	**	877,458
FHLMC, Freddie Mac	$901,000 par, 3.51%, due March 1, 2029	**	866,495
FHLMC, Freddie Mac	$656,000 par, 1.64%, due February 25, 2030	**	563,171
FHLMC, Freddie Mac	$364,000 par, variable rate, due July 25, 2028	**	357,550
FHLMC, Freddie Mac	$360,000 par, variable rate, due October 25, 2028	**	354,582
FHLMC, Freddie Mac	$2,444,000 par, 3.90%, due April 25, 2028	**	2,398,698
FNMA, Fannie Mae	$2,103,000 par, 1.63%, due January 7, 2025	**	2,042,748
FNMA, Fannie Mae	$1,632,000 par, 2.63%, due September 6, 2024	**	1,608,104
FNMA, Fannie Mae	$949,626 par, 3.50%, due February 1, 2047	**	884,363
FNMA, Fannie Mae	$915,622 par, 2.50%, due August 1, 2050	**	771,388
FNMA, Fannie Mae	$911,898 par, 4.50%, due January 1, 2053	**	881,508
FNMA, Fannie Mae	$90,780 par, 2.00%, due October 1, 2051	**	73,650
FNMA, Fannie Mae	$9,260,000 par, 2.00%, TBA	**	7,465,488
FNMA, Fannie Mae	$9,200,000 par, 3.50%, TBA	**	8,372,683
FNMA, Fannie Mae	$846,032 par, 3.50%, due June 1, 2044	**	786,815
FNMA, Fannie Mae	$8,070,000 par, 6.00%, TBA	**	8,180,490
FNMA, Fannie Mae	$797,309 par, 3.00%, due November 1, 2049	**	706,548
FNMA, Fannie Mae	$774,803 par, 2.50%, due July 1, 2050	**	652,754
FNMA, Fannie Mae	$763,220 par, 1.50%, due November 1, 2036	**	667,744
FNMA, Fannie Mae	$753,725 par, 3.00% due March 1, 2050	**	667,924
FNMA, Fannie Mae	$752,759 par, 3.00%, due July 1, 2049	**	668,314
FNMA, Fannie Mae	$740,777 par, 2.00%, due April 1, 2052	**	601,756
FNMA, Fannie Mae	$737,976 par, 3.50%, due October 1, 2048	**	683,573
FNMA, Fannie Mae	$719,279 par, 3.00%, due August 1, 2034	**	681,551
FNMA, Fannie Mae	$702,421 par, 2.50%, due June 1, 2050	**	591,769
FNMA, Fannie Mae	$7,650,000 par, 3.00%, TBA	**	6,694,945
FNMA, Fannie Mae	$7,441,411 par, 1.50%, due January 1, 2051	**	5,733,258
FNMA, Fannie Mae	$696,924 par, 2.50%, due April 1, 2051	**	587,134
FNMA, Fannie Mae	$69,492 par, 3.50%, due June 1, 2047	**	64,370
FNMA, Fannie Mae	$644,737 par, 2.00%, due February 1, 2052	**	523,053
FNMA, Fannie Mae	$640,513 par, 3.00%, due October 1, 2034	**	606,916
FNMA, Fannie Mae	$633,041 par, 3.00%, due August 1, 2050	**	556,497
FNMA, Fannie Mae	$621,253 par, 2.50%, due July 1, 2051	**	522,599
FNMA, Fannie Mae	$617,681 par, 3.00%, due September 1, 2050	**	550,188
FNMA, Fannie Mae	$6,170,494 par, 2.00%, due March 1, 2052	**	5,020,973
FNMA, Fannie Mae	$597,591 par, 2.00%, due November 1, 2050	**	487,177
FNMA, Fannie Mae	$587,621 par, 2.50%, due August 1, 2035	**	545,353
FNMA, Fannie Mae	$576,746 par, 2.00%, due October 1, 2051	**	470,731
FNMA, Fannie Mae	$573,811 par, 4.50%, due September 1, 2050	**	558,493
FNMA, Fannie Mae	$55,584 par, 2.00%, due February 1, 2051	**	45,325
FNMA, Fannie Mae	$539,132 par, 2.50%, due March 1, 2051	**	453,530
FNMA, Fannie Mae	$525,000 par, 2.00%, TBA	**	471,143
FNMA, Fannie Mae	$519,854 par, 4.62%, due January 25, 2044	**	520,389
FNMA, Fannie Mae	$518,676 par, 3.00%, due May 1, 2050	**	459,724
FNMA, Fannie Mae	$5,026,951 par, 5.00%, due March 1, 2053	**	4,966,142
FNMA, Fannie Mae	$5,006,096 par, 2.00%, due January 1, 2052	**	4,047,394
FNMA, Fannie Mae	$485,000 par, 3.00%, TBA	**	456,658
FNMA, Fannie Mae	$479,622 par, 2.00%, due October 1, 2050	**	386,943

FNMA, Fannie Mae	$414,526 par, 3.00%, due July 1, 2051	**	366,087
FNMA, Fannie Mae	$401,611 par, 3.00%, due January 1, 2050	**	356,177
FNMA, Fannie Mae	$4,890,000 par, 4.50%, TBA	**	4,727,635
FNMA, Fannie Mae	$4,860,000 par, 5.5%, TBA	**	4,873,833
FNMA, Fannie Mae	$4,835,000 par, TBA	**	4,771,665
FNMA, Fannie Mae	$4,642,400 par, 2.00%, due October 1, 2051	**	3,753,886
FNMA, Fannie Mae	$4,303,424 par, 4.00%, due June 1, 2052	**	4,050,976
FNMA, Fannie Mae	$4,014,845 par, 2.00%, due February 1, 2037	**	3,622,914
FNMA, Fannie Mae	$38,298 par, floating rate, due October 25, 2041	**	38,287
FNMA, Fannie Mae	$374,693 par, 3.00%, due July 1, 2050	**	333,818
FNMA, Fannie Mae	$362,167 par, 4.50%, due February 1, 2051	**	351,192
FNMA, Fannie Mae	$344,915 par, 1.50%, due September 1, 2036	**	302,003
FNMA, Fannie Mae	$343,267 par, 3.50%, due February 1, 2046	**	319,234
FNMA, Fannie Mae	$340,428 par, 2.50%, due August 1, 2051	**	288,581
FNMA, Fannie Mae	$336,771 par, 2.00%, due February 1, 2051	**	272,739
FNMA, Fannie Mae	$334,501 par, 4.00%, due April 25, 2041	**	330,172
FNMA, Fannie Mae	$329,447 par, 2.50%, due June 1, 2050	**	277,545
FNMA, Fannie Mae	$307,913 par, 2.00%, due April 1, 2036	**	276,494
FNMA, Fannie Mae	$3,720,900 par, 2.00%, due January 1, 2051	**	3,013,423
FNMA, Fannie Mae	$3,660,000 par, 6.50%, TBA	**	3,746,614
FNMA, Fannie Mae	$3,537,283 par, 3.50%, due June 1, 2052	**	3,232,549
FNMA, Fannie Mae	$3,525,124 par, 2.00%, due December 1, 2050	**	2,860,361
FNMA, Fannie Mae	$3,485,000 par, 7.00%, due February 1, 2024	**	3,594,138
FNMA, Fannie Mae	$3,374,476 par, 2.00%, due February 1, 2052	**	2,788,636
FNMA, Fannie Mae	$3,072,069 par, 2.50%, due August 1, 2051	**	2,612,352
FNMA, Fannie Mae	$297,472 par, 3.50%, due January 1, 2048	**	275,425
FNMA, Fannie Mae	$282,849 par, 3.00%, due December 1, 2047	**	252,826
FNMA, Fannie Mae	$271,679 par, 2.00%, due October 1, 2041	**	231,182
FNMA, Fannie Mae	$262,802 par, 2.50%, due September 1, 2051	**	225,926
FNMA, Fannie Mae	$261,907 par, 2.50%, due September 1, 2051	**	213,181
FNMA, Fannie Mae	$26,138 par, 4.50%, due January 1, 2030	**	25,915
FNMA, Fannie Mae	$240,800 par, 2.50%, due October 1, 2034	**	223,843
FNMA, Fannie Mae	$237,893 par, 3.00%, due July 1, 2049	**	211,354
FNMA, Fannie Mae	$223,560 par, 3.00%, due October 1, 2035	**	210,891
FNMA, Fannie Mae	$221,078 par, 2.00%, due May 1, 2051	**	171,791
FNMA, Fannie Mae	$216,619 par, 3.00%, due May 1, 2036	**	205,254
FNMA, Fannie Mae	$206,395 par, 3.00%, due December 1, 2049	**	183,074
FNMA, Fannie Mae	$2,962,605 par, 2.50%, due May 1, 2050	**	2,495,915
FNMA, Fannie Mae	$2,872,165 par, 5.50%, due March 1, 2053	**	2,886,474
FNMA, Fannie Mae	$2,861,608 par, 2.00%, due February 1, 2052	**	2,311,810
FNMA, Fannie Mae	$2,818,352 par, 4.50%, due October 1, 2052	**	2,734,395
FNMA, Fannie Mae	$2,659,220 par, 5.00%, due February 1, 2053	**	2,626,703
FNMA, Fannie Mae	$2,623,714 par, 5.50%, due February 1, 2053	**	2,631,352
FNMA, Fannie Mae	$2,541,477 par, 2.50%, due September 1, 2050	**	2,147,896
FNMA, Fannie Mae	$2,479,484 par, 2.50%, due September 1, 2050	**	2,052,032
FNMA, Fannie Mae	$2,460,868 par, 4.00%, due November 1, 2047	**	2,364,844
FNMA, Fannie Mae	$2,409,471 par, 3.00%, due February 1, 2050	**	2,136,875
FNMA, Fannie Mae	$2,404,170 par, 2.00%, due May 1, 2036	**	2,173,649
FNMA, Fannie Mae	$2,386,377 par, 1.50%, due December 1, 2050	**	1,830,699

FNMA, Fannie Mae	$2,378,122 par, 2.50%, due December 1, 2034	**	2,212,973
FNMA, Fannie Mae	$2,310,374 par, 2.00%, due June 1, 2041	**	1,981,927
FNMA, Fannie Mae	$2,292,722 par, 1.50%, due November 1, 2051	**	1,765,837
FNMA, Fannie Mae	$2,290,740 par, 2.50%, due December 1, 2051	**	1,936,887
FNMA, Fannie Mae	$2,277,184 par, 3.00%, due February 1, 2051	**	1,995,372
FNMA, Fannie Mae	$2,230,000 par, 4.00%, TBA	**	2,098,938
FNMA, Fannie Mae	$2,046,385 par, 2.00%, due April 1, 2042	**	1,735,034
FNMA, Fannie Mae	$2,025,829 par, 3.00%, due July 1, 2051	**	1,776,071
FNMA, Fannie Mae	$2,004,044 par, 2.50%, due April 1, 2042	**	1,749,691
FNMA, Fannie Mae	$190,584 par, 2.00%, due March 1, 2037	**	171,979
FNMA, Fannie Mae	$168,698 par, 3.50%, due August 1, 2043	**	156,913
FNMA, Fannie Mae	$162,989 par, 3.00%, due April 1, 2036	**	151,913
FNMA, Fannie Mae	$152,479 par, 2.00%, due September 1, 2035	**	137,860
FNMA, Fannie Mae	$139,880 par, 3.00%, due December 1, 2049	**	124,101
FNMA, Fannie Mae	$122,387 par, 2.00%, due September 1, 2050	**	99,497
FNMA, Fannie Mae	$116,224 par, 3.00%, due November 1, 2050	**	103,029
FNMA, Fannie Mae	$113,374 par, 3.00%, due May 1, 2050	**	101,027
FNMA, Fannie Mae	$11,530,000 par, 2.50%, TBA	**	9,694,851
FNMA, Fannie Mae	$1,957,024 par, 3.50%, due April 1, 2052	**	1,805,416
FNMA, Fannie Mae	$1,911,328 par, 4.00%, due June 1, 2048	**	1,826,197
FNMA, Fannie Mae	$1,881,960 par, 2.00%, due February 1, 2052	**	1,521,232
FNMA, Fannie Mae	$1,847,578 par, 3.00%, due September 1, 2050	**	1,629,417
FNMA, Fannie Mae	$1,843,553 par, 2.50%, due July 1, 2050	**	1,553,119
FNMA, Fannie Mae	$1,800,830 par, 2.00%, due February 1, 2052	**	1,456,952
FNMA, Fannie Mae	$1,779,098 par, 3.00%, due February 1, 2050	**	1,572,864
FNMA, Fannie Mae	$1,675,012 par, 5.00%, due March 1, 2062	**	1,669,375
FNMA, Fannie Mae	$1,624,626 par, 2.00%, due August 1, 2051	**	1,314,054
FNMA, Fannie Mae	$1,555,546 par, 2.50%, due February 1, 2051	**	1,313,456
FNMA, Fannie Mae	$1,516,518 par, 2.00%, due April 1, 2052	**	1,229,740
FNMA, Fannie Mae	$1,507,106 par, due December 25, 2041	**	1,506,381
FNMA, Fannie Mae	$1,497,326 par, 2.50%, due September 1, 2035	**	1,389,569
FNMA, Fannie Mae	$1,478,940 par, 3.00%, due December 1, 2049	**	1,310,588
FNMA, Fannie Mae	$1,476,630 par, 2.50%, due June 1, 2050	**	1,244,006
FNMA, Fannie Mae	$1,445,370 par, 2.00%, due March 1, 2051	**	1,169,579
FNMA, Fannie Mae	$1,419,891 par, 1.50%, due May 1, 2037	**	1,242,141
FNMA, Fannie Mae	$1,416,306 par, 2.00%, due June 25, 2046	**	1,235,666
FNMA, Fannie Mae	$1,347,440 par, 6.96%, due June 25, 2043	**	1,364,248
FNMA, Fannie Mae	$1,295,781 par, 2.50%, due July 1, 2036	**	1,205,863
FNMA, Fannie Mae	$1,280,916 par, 4.00%, due December 1, 2052	**	1,216,854
FNMA, Fannie Mae	$1,253,087 par, 3.00%, due March 1, 2037	**	1,183,023
FNMA, Fannie Mae	$1,246,545 par, 3.00%, due November 1, 2049	**	1,105,158
FNMA, Fannie Mae	$1,244,795 par, 2.00%, due March 1, 2037	**	1,127,069
FNMA, Fannie Mae	$1,219,233 par, 2.50%, due May 1, 2051	**	1,025,631
FNMA, Fannie Mae	$1,202,938 par, 2.50%, due October 1, 2051	**	1,011,899
FNMA, Fannie Mae	$1,185,000 par, 5.00%, TBA	**	1,188,333
FNMA, Fannie Mae	$1,139,167 par, 2.50%, due June 1, 2050	**	959,710
FNMA, Fannie Mae	$1,092,015 par, 2.00%, due August 1, 2036	**	981,569
FNMA, Fannie Mae	$1,046,736 par, 2.50%, due August 1, 2035	**	974,021

FNMA, Fannie Mae	$1,015,000 par, 1.50%, TBA	**	887,404
Freeport Indonesia	$242,000 par, 6.20%, due April 14, 2052	**	233,557
Freeport Indonesia	$1,233,000 par, 5.32%, due April 14, 2032	**	1,199,272
GNMA, Ginnie Mae	$943,245 par, 3.50%, due May 20, 2047	**	880,928
GNMA, Ginnie Mae	$932,173 par, 3.00%, due July 20, 2051	**	833,659
GNMA, Ginnie Mae	$931,668 par, 3.50%, due July 20, 2047	**	870,131
GNMA, Ginnie Mae	$88,239 par, 3.50%, due April 20, 2047	**	82,246
GNMA, Ginnie Mae	$842,509 par, 3.50%, due February 20, 2047	**	785,549
GNMA, Ginnie Mae	$78,544 par, 3.50%, due August 20, 2047	**	73,300
GNMA, Ginnie Mae	$67,587 par, 3.50%, due August 20, 2046	**	63,146
GNMA, Ginnie Mae	$650,668 par, 3.50%, due March 20, 2046	**	607,957
GNMA, Ginnie Mae	$552,158 par, 3.00%, due July 20, 2049	**	497,807
GNMA, Ginnie Mae	$507,054 par, 3.50%, due April 20, 2046	**	473,743
GNMA, Ginnie Mae	$447,380 par, 4.00%, due June 20, 2047	**	430,414
GNMA, Ginnie Mae	$446,428 par, 4.00%, due July 20, 2045	**	431,406
GNMA, Ginnie Mae	$421,573 par, 4.00%, due December 20, 2047	**	404,392
GNMA, Ginnie Mae	$400,811 par, 3.50%, due November 20, 2047	**	373,338
GNMA, Ginnie Mae	$4,621,425 par, 2.50%, due November 20, 2051	**	3,995,454
GNMA, Ginnie Mae	$4,455,470 par, 2.50%, due February 20, 2051	**	3,858,409
GNMA, Ginnie Mae	$4,398,297 par, 4.50%, due January 20, 2053	**	4,282,794
GNMA, Ginnie Mae	$3,798,129 par, 2.50%, due December 20, 2051	**	3,283,984
GNMA, Ginnie Mae	$3,775,774 par, 2.00%, due October 20, 2051	**	3,145,576
GNMA, Ginnie Mae	$3,735,711 par, 2.00%, due November 20, 2051	**	3,110,413
GNMA, Ginnie Mae	$3,080,000 par, TBA	**	3,099,700
GNMA, Ginnie Mae	$295,406 par, 4.00%, due September 20, 2047	**	283,864
GNMA, Ginnie Mae	$252,131 par, 3.50%, due December 20, 2047	**	235,627
GNMA, Ginnie Mae	$2,888,402 par, 3.00%, due August 20, 2051	**	2,586,413
GNMA, Ginnie Mae	$2,710,040 par, 2.50%, due September 20, 2051	**	2,343,200
GNMA, Ginnie Mae	$2,630,000 par, TBA	**	2,612,515
GNMA, Ginnie Mae	$2,021,604 par, 3.00%, due January 20, 2050	**	1,820,277
GNMA, Ginnie Mae	$175,287 par, 3.50%, due March 20, 2047	**	163,706
GNMA, Ginnie Mae	$163,647 par, 2.50%, due January 20, 2051	**	141,448
GNMA, Ginnie Mae	$156,264 par, 3.00%, due April 20, 2049	**	141,094
GNMA, Ginnie Mae	$117,684 par, 4.00%, due May 20, 2047	**	113,222
GNMA, Ginnie Mae	$114,627 par, 4.00%, due January 20, 2048	**	110,158
GNMA, Ginnie Mae	$10,435,000 par, 2.00%, TBA	**	8,689,147
GNMA, Ginnie Mae	$1,735,000 par, 4.50%, TBA	**	1,689,150
GNMA, Ginnie Mae	$1,673,290 par, 3.00%, due October 20, 2049	**	1,507,368
GNMA, Ginnie Mae	$1,652,973 par, 3.00%, due November 20, 2049	**	1,488,895
GNMA, Ginnie Mae	$1,641,024 par, 3.50%, due February 20, 2046	**	1,533,804
GNMA, Ginnie Mae	$1,620,000 par, 3.00%, TBA	**	1,446,989
GNMA, Ginnie Mae	$1,445,901 par, 3.00%, due May 20, 2051	**	1,295,332
GNMA, Ginnie Mae	$1,383,346 par, 4.00%, due August 20, 2045	**	1,342,327
GNMA, Ginnie Mae	$1,310,000 par, 2.50%, TBA	**	1,132,507
GNMA, Ginnie Mae	$1,306,139 par, 3.00%, due September 20, 2051	**	1,167,700
GNMA, Ginnie Mae	$1,301,247 par, 3.50%, due May 20, 2046	**	1,215,728
GNMA, Ginnie Mae	$1,260,000 par, 3.50%, TBA	**	1,162,247
GNMA, Ginnie Mae	$1,217,339 par, 2.50%, due December 20, 2050	**	1,054,714
GNMA, Ginnie Mae	$1,192,559 par, 3.50%, due April 20, 2048	**	1,110,895

GNMA, Ginnie Mae	$1,171,590 par, 4.00%, due July 20, 2047	**	1,127,159
GNMA, Ginnie Mae	$1,165,000 par, 4.00%, TBA	**	1,106,724
GNMA, Ginnie Mae	$1,088,177 par, 4.00%, due November 20, 2052	**	1,033,420
Idaho Energy Resources Authority Transmission Facilities	$1,035,000 par, 2.86%, due September 1, 2046	**	738,391
Illinois State Taxable Pension	$4,595,000 par, 5.10%, due June 1, 2033	**	4,564,201
New Jersey State Transportation Trust Fund Authority	$2,270,000 par, 5.75%, due December 15, 2028	**	2,313,592
Panama Republic	$1,776,000 par, 4.50%, due January 19, 2063	**	1,107,981
Petroleos De Venezuela	$8,600,000 par, 0.00%, October 28, 2022	**	639,591
Qatar Petroleum	$1,196,000 par, 3.13%, due July 12, 2041	**	884,944
Romania	$884,000 par, 5.87%, due January 30, 2053	**	892,783
Saudi Arabia, Kingdom	$4,931,000 par, 4.75%, due January 16, 2030	**	4,917,637
Saudi Arabia, Kingdom	$1,478,000 par, 5.75%, due January 16, 2054	**	1,452,445
Tennessee Valley Authority	$1,924,000 par, 0.75%, due May 15, 2025	**	1,831,948
Texas Natural Gas Securitization Finance Corporation	$4,047,000 par, 5.10%, due April 1, 2035	**	4,133,336
Texas Natural Gas Securitization Finance Corporation	$2,519,000 par, 5.17%, due April 1, 2041	**	2,623,128
U.S. Treasury	$9,914,000 par, 2.38%, due February 15, 2042	**	7,502,110
U.S. Treasury	$9,787,000 par, 3.75%, due December 31, 2028	**	9,731,184
U.S. Treasury	$9,239,000 par, 4.12%, due July 31, 2028	**	9,326,698
U.S. Treasury	$9,149,000 par, 4.00%, due January 31, 2029	**	9,204,037
U.S. Treasury	$8,878,000 par, 4.63%, due September 30, 2028	**	9,151,970
U.S. Treasury	$8,308,000 par, 3.13%, due May 15, 2048	**	6,767,775
U.S. Treasury	$8,253,000 par, 4.00%, due November 15, 2042	**	7,922,558
U.S. Treasury	$8,130,000 par, 2.75%, due April 30, 2027	**	7,828,618
U.S. Treasury	$7,874,000 par, 2.00%, due November 15, 2041	**	5,623,143
U.S. Treasury	$7,451,000 par, 3.88%, due December 31, 2027	**	7,436,447
U.S. Treasury	$7,317,000 par, 3.88%, due August 15, 2033	**	7,273,555
U.S. Treasury	$7,218,000 par, 3.50%, due February 15, 2053	**	6,480,411
U.S. Treasury	$7,117,000 par, 4.88%, due October 31, 2028	**	7,417,248
U.S. Treasury	$7,028,000 par, 3.62%, due May 15, 2053	**	6,315,317
U.S. Treasury	$6,557,000 par, 3.25%, due May 15, 2042	**	5,677,696
U.S. Treasury	$6,320,000 par, 4.37%, due November 30, 2028	**	6,458,744
U.S. Treasury	$5,957,000 par, 3.38%, due August 15, 2042	**	5,244,254
U.S. Treasury	$5,953,000 par, 2.75%, due July 31, 2027	**	5,719,996
U.S. Treasury	$5,723,000 par, 2.25%, due May 15, 2041	**	4,297,615
U.S. Treasury	$5,718,000 par, 4.00%, due November 15, 2052	**	5,493,747
U.S. Treasury	$5,351,000 par, 4.13%, due September 30, 2027	**	5,383,608
U.S. Treasury	$5,321,000 par, 3.25%, due June 30, 2027	**	5,202,109
U.S. Treasury	$4,391,000 par, 4.37%, due August 15, 2043	**	4,422,560
U.S. Treasury	$4,301,000 par, 2.00%, due August 15, 2051	**	2,717,358
U.S. Treasury	$4,221,000 par, 4.00%, due June 30, 2028	**	4,237,983
U.S. Treasury	$4,093,000 par, 3.87%, due February 15, 2043	**	3,853,016

U.S. Treasury	$3,982,000 par, 2.88%, due May 15, 2052	**	3,076,251
U.S. Treasury	$3,793,000 par, 1.88%, due February 15, 2041	**	2,685,177
U.S. Treasury	$3,713,000 par, 4.38%, due November 15, 2039	**	3,813,657
U.S. Treasury	$3,674,000 par, 2.38%, due November 15, 2049	**	2,564,911
U.S. Treasury	$3,554,000 par, 2.25%, due May 15, 2051	**	2,459,757
U.S. Treasury	$3,436,000 par, 3.00%, due August 15, 2052	**	2,724,775
U.S. Treasury	$3,335,000 par, 1.88%, due February 15, 2051	**	2,046,856
U.S. Treasury	$3,244,000 par, 1.63%, due November 15, 2050	**	1,867,961
U.S. Treasury	$3,104,000 par, 1.13%, due August 15, 2040	**	1,950,549
U.S. Treasury	$26,918,000 par, 4.00%, due January 31, 2031	**	27,056,796
U.S. Treasury	$25,199,000 par, 4.50%, due November 15, 2033	**	26,313,268
U.S. Treasury	$24,218,000 par, 4.25%, due January 31, 2026	**	24,229,352
U.S. Treasury	$2,985,000 par, 1.38%, due November 15, 2040	**	1,950,045
U.S. Treasury	$2,521,000 par, 1.75%, due August 15, 2041	**	1,730,332
U.S. Treasury	$19,285,000 par, 4.00%, due January 15, 2027	**	19,280,480
U.S. Treasury	$13,223,000 par, 3.62%, due May 31, 2028	**	13,078,373
U.S. Treasury	$12,716,000 par, 3.88%, due November 30, 2027	**	12,685,700
U.S. Treasury	$12,383,000 par, 3.50%, due January 31, 2028	**	12,190,967
U.S. Treasury	$11,798,000 par, 4.37%, due August 31, 2028	**	12,036,264
U.S. Treasury	$11,741,000 par, 4.75%, due November 15, 2043	**	12,428,949
U.S. Treasury	$11,634,000 par, 4.13%, due October 31, 2027	**	11,706,713
U.S. Treasury	$11,437,000 par, 4.00%, due August 15, 2053	**	11,245,788
U.S. Treasury	$11,306,000 par, 4.00%, due February 29, 2028	**	11,338,240
U.S. Treasury	$1,984,000 par, 4.5%, due May 15, 2038	**	2,081,728
U.S. Treasury	$1,790,000 par, 3.88%, due December 31, 2030	**	1,771,820
U.S. Treasury	$1,537,000 par, 3.5%, due April 30, 2028	**	1,512,324
United Mexican States	$583,000 par, 6.33%, due May 4, 2053	**	581,137
United Mexican States	$1,374,000 par, 6.4%, due May 7, 2054	**	1,383,248
Wisconsin Treasury Security	$4,145,000 par, 3.87%, due May 15, 2043	**	3,900,186
Total Government Securities			819,161,539

Corporate Bonds
Abbvie Inc.	$2,032,000 par, 2.60%, due November 21, 2024	**	1,989,541
Aircastle Limited	$1,675,000 par, 6.50%, due July 18, 2028	**	1,715,785
Amerada Hess Corporation	$2,022,000 par, 7.88%, due October 1, 2029	**	2,309,495
Ameren Corporation	$1,170,000 par, 2.50%, due September 15, 2024	**	1,146,742
Ameren Corporation	$2,252,000 par, 5.00%, due January 15, 2029	**	2,264,843
Ameren Corporation	$2,109,000 par, 5.70%, due December 1, 2026	**	2,155,699
American Electric Power	$1,604,000 par, 5.70% due August 15, 2025	**	1,616,335
Amgen Inc.	$344,000 par, 5.60%, due March 1, 2043	**	353,939
Amgen Inc.	$3,014,000 par, 5.65%, due March 2, 2053	**	3,105,366
Anglo American Capital PLC	$2,263,000 par, 2.88%, due March 17, 2031	**	1,925,144

	Apache Corporation	$1,817,000 par, 5.10%, due September 1, 2040	**	1,558,514
	AT&T Inc.	$3,105,000 par, 3.50%, due September 15, 2053	**	2,217,539
	AT&T Inc.	$2,776,000 par, 2.55%, due December 1, 2033	**	2,252,106
	AT&T Inc.	$1,304,000 par, 5.40%, due February 15, 2034	**	1,337,645
	Banco Santander, S.A.	$1,727,000 par, 6.92%, due August 8, 2033	**	1,824,151
	Banco Santander, S.A.	$1,600,000 par, 6.94%, due November 7, 2033	**	1,773,348
*	Bank of America Corporation	$4,423,000 par, 2.30%, due July 21, 2032	**	3,631,217
*	Bank of America Corporation	$4,643,000 par, 5.20%, due April 25, 2029	**	4,680,979
*	Bank of America Corporation	$1,787,000 par, 5.93%, due September 15, 2027	**	1,825,373
*	Bank of America Corporation	$1,626,000 par, 5.47%, due January 23, 2035	**	1,655,836
	Banque Federative du Credit Mutuel	$4,109,000 par, 5.90%, due July 13, 2026	**	4,195,000
	BHP Billiton Finance (USA) Ltd	$520,000 par, 5.25%, due September 8, 2026	**	529,750
	BHP Billiton Finance (USA) Ltd	$1,015,000 par, 4.87%, due February 27, 2026	**	1,020,492
	BNP Paribas	$3,114,000 par, 5.18%, due January 9, 2030	**	3,132,727
	Boeing Co.	$5,135,000 par, 5.81%, due May 1, 2050	**	5,142,418
	Boston Properties Limited	$1,621,000 par, 3.40%, due June 21, 2029	**	1,455,579
	Broadcom Inc.	$456,000 par, 3.14%, due November 15, 2035	**	374,840
	Broadcom Inc.	$1,301,000 par, 2.60%, due February 15, 2033	**	1,068,699
	Broadcom Inc.	$1,041,000 par, 6.75%, due November 1, 2029	**	1,123,904
	Burlington Northern Santa Fe, LLC	$1,894,000 par, 5.20%, due April 15, 2054	**	1,930,382
	Camden Property Trust	$2,442,000 par, 4.90%, due January 15, 2034	**	2,406,075
	Capital One Financial Corporation	$1,594,000 par, 7.62%, due October 30, 2031	**	1,760,750
	Centene Corp.	$999,000 par, 2.45%, due July 15, 2028	**	888,950
	CenterPoint Energy Resources Corp	$1,491,000 par, 5.25%, due March 1, 2028	**	1,526,634
	Charter Communications, Inc	$862,000 par, 4.80%, due March 1, 2050	**	658,057
	Charter Communications, Inc	$433,000 par, 5.75%, due April 1, 2048	**	377,505
	Citigroup Inc.	$731,000 par, 6.17%, due May 25, 2034	**	758,231
	Citibank N.A.	$1,932,000 par, 5.49%, due December 4, 2026	**	1,968,822
	CK Hutchison International	$201,000 par, 3.13%, due April 15, 2041	**	154,521
	CNH Industrial Capital LLC	$2,741,000 par, 5.50%, due January 12, 2029	**	2,818,814
	Comcast Corp.	$620,000 par, 5.35%, due May 15, 2053	**	631,945
	Comcast Corp.	$1,426,000 par, 2.89%, due November 1, 2051	**	944,058
	Corporacion Nacional del Cobre de Chile	$2,555,000 par, 3.63%, due August 1, 2027	**	2,414,488
	Credit Suisse AG New York Branch	$2,008,000 par, 4.75%, due August 9, 2024	**	1,997,145
	Crestwood Midstream Partners L.P./Corp.	$725,000 par, 5.75%, due April 1, 2025	**	724,667
	CVS Health Corporation	$2,108,000 par, 5.88%, due June 1, 2053	**	2,174,393
	Darden Restaurants, Inc	$2,381,000 par, 6.30%, due October 10, 2033	**	2,534,934
	DCP Midstream Operating	$3,980,000 par, 5.63%, due July 15, 2027	**	4,055,361
	DCP Midstream Operating	$3,588,000 par, 5.13%, due May 15, 2029	**	3,620,898
	DPL Inc.	$1,706,000 par, 4.13%, due July 1, 2025	**	1,661,383
	DTE Energy Co.	$4,072,000 par, 4.22%, due November 1, 2024	**	4,029,391
	DTE Energy Co.	$1,124,000 par, 2.53%, due October 1, 2024	**	1,100,712
	Duke Energy Corp.	$2,750,000 par, 2.65%, due September 1, 2026	**	2,614,795
	Duke Energy Florida LLC	$2,286,000 par, 6.20%, due November 15, 2053	**	2,558,168

Edison International	$3,276,000 par, 6.95%, due November 15, 2029	**	3,558,153
Enbridge Inc.	$1,454,000 par, 4.25%, due December 1, 2026	**	1,436,058
Enel Finance America	$996,000 par, 7.10%, due October 14, 2027	**	1,064,380
Enel Finance International	$974,000 par, 7.75%, due October 14, 2052	**	1,199,581
Enel Finance International	$4,687,000 par, 3.50%, due April 6, 2028	**	4,417,944
Enel Finance International	$1,675,000 par, 6.80%, due October 14, 2025	**	1,717,312
Energy Transfer LP	$908,000 par, 5.00%, due May 15, 2050	**	808,527
Energy Transfer LP	$2,049,000 par, 5.95%, due May 15, 2054	**	2,054,826
ERAC USA Finance LLC	$572,000 par, 5.40%, due May 1, 2053	**	593,948
ERAC USA Finance LLC	$1,422,000 par, 4.60%, due May 1, 2028	**	1,414,905
Eversource Energy, Inc.	$2,601,000 par, 5.95%, due February 1, 2029	**	2,705,116
Eversource Energy, Inc.	$1,815,000 par, 5.45%, due March 1, 2028	**	1,847,860
Eversource Energy, Inc.	$1,024,000 par, 4.75%, due May 15, 2026	**	1,017,576
FirstEnergy Corp.	$907,000 par, 3.40%, due March 1, 2050	**	628,077
FirstEnergy Transmission LLC	$681,000 par, 4.55%, due April 1, 2049	**	582,632
FirstEnergy Transmission LLC	$4,202,000 par, 4.35%, due January 15, 2025	**	4,144,132
FirstEnergy Transmission LLC	$1,475,000 par, 5.45%, due July 15, 2044	**	1,422,859
Ford Motor Credit Company	$3,085,000 par, 2.90%, due February 16, 2028	**	2,775,322
Ford Motor Credit Company	$2,261,000 par, 4.95%, due May 28, 2027	**	2,212,705
GE Capital Funding, LLC	$1,479,000 par, 4.55%, due May 15, 2028	**	1,446,174
General Motors Financial Company Inc	$1,403,000 par, 6.10%, due January 7, 2034	**	1,446,484
General Motors Financial Company Inc.	$922,000 par, 5.95%, due April 1, 2049	**	907,612
Glencore Funding LLC	$906,000 par, 6.38%, due October 6, 2030	**	970,710
Global Payments Inc.	$1,159,000 par, 3.20%, due August 15, 2029	**	1,049,005
Goldman Sachs Group, Inc.	$2,924,000 par, 6.48%, due October 24, 2029	**	3,104,596
Hess Corporation	$4,042,000 par, 4.30%, due April 1, 2027	**	3,993,536
HSBC Holdings PLC	$835,000 par, 6.33%, due March 9, 2044	**	903,398
HSBC Holdings PLC	$756,000 par, 7.40%, due November 13, 2034	**	826,588
Hyundai Capital America	$5,288,00 par, 6.00%, due July 11, 2025	**	5,335,987
Hyundai Capital America	$2,033,000 par, 6.10%, due September 21, 2028	**	2,123,012
Hyundai Capital Services Inc.	$809,000 par, 5.30%, due January 8, 2029	**	820,542
Hyundai Capital Services Inc.	$2,084,000 par, 5.13%, due February 5, 2027	**	2,082,911
IBM International Capital Pte. Ltd.	$4,129,000 par, 5.25%, due February 5, 2044	**	4,126,568
IBM International Capital Pte. Ltd.	$835,000 par, 5.30%, due February 5, 2054	**	838,261
Indonesia Asahan Aluminium	$2,341,000 par, 6.53%, due November 15, 2028	**	2,440,186
Indonesia Asahan Alumninium	$2,034,000 par, 4.75%, due May 15, 2025	**	2,003,022
ING Groep N.V.	$2,260,000 par, 6.11%, due September 11, 2034	**	2,372,480
J.M. Smucker Co.	$1,483,000 par, 6.5%, due November 15, 2043	**	1,652,932
JBS USA Food Finance Co.	$1,429,000 par, 7.25%, due November 15, 2053	**	1,554,141
JPMorgan Chase & Co.	$3,349,000 par, 5.30%, due July 24, 2029	**	3,403,788
JPMorgan Chase & Co.	$2,020,000 par, 5.04%, due January 23, 2028	**	2,028,640
JPMorgan Chase & Co.	$1,350,000 par, 5.34%, due January 23, 2035	**	1,371,949
Lennox International Inc.	$2,262,000 par, 5.50%, due September 15, 2028	**	2,318,090
Lloyds Banking Group Plc	$1,750,000 par, 5.68%, due January 5, 2035	**	1,773,572
Lloyds Banking Group Plc	$2,087,000 par, 5.46%, due January 5, 2028	**	2,099,249
Lowe's Companies Inc.	$580,000 par, 5.63%, due April 15, 2053	**	602,432
Marathon Petroleum Corp.	$3,630,000 par, 5.13%, December 15,2026	**	3,058,833
MassMutual Global Funding	$3,171,000 par, 4.85%, due January 17, 2029	**	3,187,269
Mercedes-Benz Financial North America LLC	$5,000,000 par, 4.80%, due January 11, 2027	**	5,014,935

Mercedes-Benz Financial North America LLC	$1,969,000 par, 4.85%, due January 11, 2029	**	1,980,576
Merck & Co., Inc.	$947,000 par, 5.00%, due May 17, 2053	**	948,650
Meta Platforms, Inc.	$1,552,000 par, 5.75%, due May 15, 2063	**	1,683,195
Microchip Technology Inc.	$437,000 par, 0.97%, due February 15, 2024	**	436,195
MidAmerican Energy	$574,000 par, 5.86%, due September 15, 2054	**	627,351
Morgan Stanley	$3,488,000 par, 5.12%, due February 1, 2029	**	3,500,749
Morgan Stanley	$3,478,000 par, 5.46%, due January 18, 2035	**	3,549,305
Morgan Stanley	$2,264,000 par, 5.25%, due April 21, 2034	**	2,265,242
Morgan Stanley	$1,882,000 par, 5.45% , due July 20, 2029	**	1,915,469
NextEra Energy Capital Holdings Inc.	$3,727,000 par, 0.51%, due September 1, 2025	**	3,764,636
Nextera Energy Capital Holdings Inc.	$2,149,000 par, 4.26%, due September 1, 2024	**	2,132,150
Nextera Energy Capital Holdings Inc.	$1,513,000 par, 4.45%, due June 20, 2025	**	1,499,866
NextEra Energy Capital Holdings Inc.	$1,459,000 par, 6.05%, due March 1, 2025	**	1,471,298
Nissan Motor Acceptance Co.	$817,000 par, 2.75%, due March 9, 2028	**	723,982
Nissan Motor Acceptance Co.	$3,824,000 par, 1.85%, due September 16, 2026	**	3,460,171
Nissan Motor Acceptance Co.	$1,115,000 par, 2.00%, due March 9, 2026	**	1,030,384
Norfolk Southern Corp.	$1,033,000 par, 5.95%, due March 15, 2064	**	1,132,888
Norsk Hydro, ASA	$1,833,000 par, 7.25%, due September 23, 2027	**	2,005,055
NXP B.V. / NXP FDG LLC / NXP USA	$916,000 par, 2.65%, due February 15, 2032	**	765,358
NXP B.V. / NXP FDG LLC / NXP USA	$397,000 par, 2.70%, due May 1, 2025	**	384,048
Occidental Petroleum Corporation	$2,217,000 par, 8.50%, due July 15, 2027	**	2,422,361
Occidental Petroleum Corporation	$1,999,000 par, 6.20%, due March 15, 2040	**	2,046,636
Occidental Petroleum Corporation	$1,800,000 par, 8.88%, due July 15, 2030	**	2,110,133
Oglethorpe Power Corp.	$379,000 par, 6.20%, due December 1, 2053	**	402,607
Oneok Inc.	$2,008,000 par, 2.75%, due September 1, 2024	**	1,973,844
Oracle Corp.	$2,142,000 par, 3.60%, due April 1, 2050	**	1,576,260
Oracle Corp.	$1,479,000 par, 3.60%, due April 1, 2040	**	1,182,791
Ovintiv Inc.	$2,434,000 par, 7.10%, due July 15, 2053	**	2,708,217
PacifiCorp	$795,00 par, 5.30%, due February 15, 2031	**	806,503
Pacific Gas & Electric Co	$622,000 par, 4.60%, due June 15, 2043	**	520,950
Pacific Gas & Electric Co.	$943,000 par, 3.75%, due February 15, 2024	**	941,861
Pacific Gas & Electric Co.	$780,000 par, 4.00%, due December 1, 2046	**	586,372
Pacific Gas & Electric Co.	$2,773,000 par, 4.50%, due July 1, 2040	**	2,387,692
PacifiCorp	$1,148,000 par, 5.80%, due January 15, 2055	**	1,150,120
Pfizer Investment Enterprises Pte Ltd.	$3,302,000 par, 4.45%, due May 19, 2028	**	3,295,108
Pfizer Investment Enterprises Pte. Ltd	$654,000 par, 5.11%, due May 19, 2043	**	650,102
Pfizer Investment Enterprises Pte. Ltd	$2,947,000 par, 5.30%, due May 19, 2053	**	2,996,382
Plains All American Pipeline, L.P.	$1,369,000 par, 4.70%, due June 15, 2044	**	1,167,969
Plains All American Pipeline, L.P.	$463,000 par, 5.15%, due June 1, 2042	**	421,393
PNC Financial Services Group, Inc	$585,000 par, 5.62%, due October 28, 2025	**	584,790
PNC Financial Services Group, Inc	$3,044,000 par, 5.68%, due January 22, 2035	**	3,123,756
Procter & Gamble Co.	$4,615,000 par, 4.35%, due January 29, 2029	**	4,642,697
Procter & Gamble Co.	$4,508,000 par, 4.55%, due January 29, 2034	**	4,568,553
Reynolds American Inc.	$1,219,000 par, 5.70%, due August 15, 2035	**	1,195,038
Roche Holdings, Inc.	$2,466,000 par, 5.27%, due November 13, 2026	**	2,516,255
Royal Bank of Canada	$2,543,000 par, 5.15%, due February 1, 2034	**	2,548,830
RTX Corporation	$3,694,000 par, 5.75%, due January 15, 2029	**	3,856,151
RTX Corporation	$2,291,000 par, 6.40%, due March 15, 2054	**	2,638,388
Ryder System, Inc.	$791,000 par, 6.60%, due December 1, 2033	**	863,257
Sabine Pass	$543,000 par, 5.75%, due May 15, 2024	**	542,719
San Diego Gas & Electric Co.	$1,455,000 par, 3.75%, due June 1, 2047	**	1,152,653

	Sempra Energy	$162,000 par, 6.00%, due October 15, 2039	**	170,386
	Societe Generale	$686,000 par, 4.03%, due January 21, 2043	**	497,398
	Southern California Edison Co.	$759,000 par, 5.2%, due June 1, 2034	**	764,738
	Southern California Edison Co.	$1,966,000 par, 4.90%, due June 1, 2026	**	1,972,430
	Southern California Edison Co.	$1,914,000 par, 4.88%, due February 1, 2027	**	1,917,840
	Sprint Capital Corp.	$2,938,000 par, 6.88%, due November 15, 2028	**	3,174,292
	Standard Chartered PLC	$1,240,000 par, 1.82%, due November 23, 2025	**	1,199,807
	Sunoco Logistics Partner	$1,691,000 par, 4.00%, due October 1, 2027	**	1,633,234
	T-Mobile USA Inc.	$529,000 par, 5.75%, due January 15, 2054	**	556,247
	T-Mobile USA Inc.	$3,469,000 par, 3.88%, due April 15, 2030	**	3,280,640
	T-Mobile USA Inc.	$1,626,000 par, 4.85% , due January 15, 2029	**	1,629,169
	T-Mobile USA, Inc.	$374,000 par, 4.50%, due April 15, 2050	**	327,447
	Toyota Motor Credit Corporation	$3,238,000 par, 4.65%, due January 5, 2029		3,251,419
	Truist Financial Corp.	$2,259,000 par, 5.44%, due January 24, 2030		2,278,253
	U.S Bancorp	$1,891,000 par, 5.38%, due January 23, 2030		1,913,409
	U.S Bancorp	$1,638,000 par, 5.68%, due January 23, 2035		1,675,997
	Verizon Communications Inc.	$2,909,000 par, 2.55%, due March 21, 2031		2,500,593
	Verizon Communication Inc.	$1,041,000 par, 4.33%, due September 21, 2028		1,026,285
	Virginia Electric & Power Co.	$2,016,000 par, 5.45%, due April 1, 2053		2,051,376
	Volkswagen Group America Finance LLC	$3,962,000 par, 5.80%, due September 12, 2025		4,000,203
	Warnermedia Holdings, Inc.	$1,417,000 par, 5.05%, due March 15, 2042		1,256,041
	Warnermedia Holdings, Inc.	$1,075,000 par, 5.14% due March 15, 2052		924,035
	Wells Fargo & Co.	$1,859,000 par, 5.56%, due July 25, 2034	**	1,897,933
	Wells Fargo & Co.	$1,332,000 par, 2.16%, due February 11, 2026	**	1,286,975
	Western Midstream Partners, LP	$3,271,000 par, 6.35%, due January 15, 2029	**	3,419,366
	Western Midstream Partners, LP	$1,103,000 par, 5.75%, due February 1, 2050	**	985,780
	Williams Companies, Inc.	$3,301,000 par, 4.90%, due March 15, 2029	**	3,306,592
	Total Corporate Bonds			347,907,741

	Asset-Backed Securities
	510 Asset Backed	$384,736 par, 2.24%, due June 25, 2061	**	265,656
	Ally Auto Receivables Trust	$31,202 par, 1.84%, due June 17, 2024	**	2,731,435
	American Express Credit Account Master Trust	$640,000 par, 1.92%, due January 15, 2025	**	712,756
	American Express Credit Account Master Trust	$662,584 par, 4.12%, due February 13 ,2026	**	4,211,828
	Americredit Automobile Receivables Trust	$110,000 par, 0.66%, due December 18, 2024	**	470,491
*	BA Credit Card Trust Class	$2,827,000 par, 4.81%, due July 18 ,2025	**	2,373,731
*	Bank of America Corporation	$579,000 par, 0.97%, due February 18, 2026	**	1,751,682
	BMW Vehicle Owner Trust	$913,000 par, 0.76%, due August 18, 2026	**	2,530,656
	BMW Vehicle Owner Trust 2020-A Series 20 A	$833,000 par, 0.34%, due May 15, 2026	**	463,873
	Capital One Prime Auto Receivables Trust	$939,000 par, 0.62%, due April 26, 2027	**	1,421,254
	Carmax Auto Owner Trust	$1,210,000 par, 1.39%, due July 15, 2030	**	967,709
	Carmax Auto Owner Trust	$2,582,000 par, 3.49%, due May 15 ,2027	**	1,628,311
	Carmax Auto Owner Trust	$864,000 par, 2.80%, due March 15, 2027	**	967,312
	Carmax Auto Owner Trust	$1,032,000 par, 0.77%, due September 15, 2026	**	902,090
	Carmax Auto Owner Trust	$14,408 par, 2.18%, due May 15, 2024	**	808,868
	Carmax Auto Owner Trust	$1,171,000 par, 0.77%, due March 16, 2026	**	237,108
	Carmax Auto Owner Trust	$1,194,000 par, 0.53%, due October 15, 2026	**	1,725,591
	Carmax Auto Owner Trust	$1,468,000 par, 0.72%, due September 15, 2026	**	1,137,295
	Carvana Auto Receivables Trust	$1,558,000 par, 4.75%, due October 15, 2027	**	896,413

Chase Issuance Trust	$1,835,000 par, 0.76%, due June 15, 2026	**	923,898
Chase Issuance Trust	$2,255,000 par, 1.47%, due December 15, 2026	**	1,782,070
Citizens Auto Receivables Trust	$360,943 par, 3.26%, due August 15, 2024	**	1,293,359
Citizens Auto Receivables Trust	$707,186 par, 0.34%, due December 15, 2025	**	1,526,426
CPS Auto Receivables Trust	$1,113,000 par, 0.70%, due November 10, 2026	**	312,499
Discover Card Execution Note Trust	$309,776 par, 0.75%, due March 10, 2028	**	3,203,503
Drive Auto Receivables Trust	$970,000 par, 1.03%, due June 10, 2027	**	129,978
DT Auto Owner Trust	$1,781,000 par, 3.97%, due September 15, 2027	**	1,370,776
DT Auto Owner Trust	$1,456,573 par, 4.18%, due April 15 ,2030	**	778,570
DT Auto Owner Trust	$380,608 par, 1.37%, due July 16, 2029	**	674,136
Flagship Credit Auto Trust	$822,000 par, 1.26%, due October 15, 2030	**	991,698
Ford Credit Auto Owner Trust	$1,411,000 par, 1.03%, due September 15, 2028	**	719,035
Ford Credit Auto Owner Trust	$155,037 par, 2.28%, due August 17, 2026	**	2,827,995
Ford Credit Auto Owner Trust	$733,461 par, 0.79%, due October 15, 2025	**	1,421,997
Ford Credit Auto Owner Trust	$935,877 par, 1.02%, due June 15, 2027	**	899,215
Ford Credit Auto Owner Trust	$1,630,000 par, 1.02%, due May 15, 2026	**	523,008
Ford Credit Auto Owner Trust	$5,080,000 par, 5.48%, due April 15, 2027	**	1,765,071
GM Financial Automobile Leasing Trust	$766,847 par, 0.56%, due September 15, 2025	**	977,950
GM Financial Automobile Leasing Trust	$782,000 par, 5.19%, due October 16, 2028	**	1,438,041
GM Financial Consumer Automobile Receivables	$1,477,000 par, 1.05%, due May 15, 2026	**	870,146
GM Financial Consumer Automobile Receivables	$534,871 par, 0.68%, due July 15, 2025	**	1,183,177
GM Financial Consumer Automobile Receivables	$856,751 par, 3.99%, due August 15 ,2024	**	25,010
GM Financial Consumer Automobile Receivables	$1,619,000 par, 5.38%, due December 15 ,2026	**	1,507,448
GM Financial Consumer Automobile Receivables	$583,847 par, 0.37%, due December 15, 2026	**	1,349,602
GM Financial Securitized Term Auto Receivables Trust	$1,156,000 par, 0.79%, due November 15, 2025	**	2,033,728
Harley-Davidson Motorcycle	$1,323,000 par, 1.35%, due June 15, 2026	**	459,326
Harley-Davidson Motorcycle	$1,638,000 par, 3.74%, due September 15 ,2026	**	1,343,580
Honda Auto	$1,830,000 par, 0.51%, due August 15, 2026	**	898,689
Honda Auto Receivables Owner Trust	$2,669,000 par, 1.53%, due May 15, 2034	**	2,484,250
Honda Auto Receivables Owner Trust	$202,028 par, 1.04%, due August 15, 2024	**	2,037,234
Hyundai Auto	$5,204,000 par, 4.48%, due December 15 ,2026	**	799,869
Hyundai Auto Lease Securitization Trust	$748,000 par, 1.35%, due July 15, 2025	**	749,303
Hyundai Auto Lease Securitization Trust	$1,550,000 par, 1.06%, due September 15, 2027	**	2,264,065
Hyundai Auto Receivables Trust	$536,588 par, 0.77%, due September 15, 2025	**	865,815
Hyundai Auto Receivables Trust	$1,581,000 par, 5.19%, due March 16, 2026	**	570,901
Hyundai Auto Receivables Trust	$2,144,000 par, 4.66%, due February 16, 2028	**	356,022
Mercedes-Benz Auto Receivables Trust	$940,000 par, 1.17%, due June 12, 2034	**	6,040,180
Mercedes-Benz Auto Receivables Trust	$1,398,000 par, 0.54%, due May 17, 2027	**	1,682,650
Nissan Auto Receivables Owner Trust	$1,545,000 par, 0.50%, due February 17, 2026	**	1,009,325
Nissan Auto Receivables Owner Trust	$269,456 par, 1.49%, due December 16, 2024	**	1,292,055
REMIC Funding Trust	$339,545 par, 1.84%, due September 16, 2024	**	2,333,048
Santander Consumer	$662,800 par, 0.45%, due April 16, 2025	**	988,018
Santander Drive Auto Receivables Trust	$1,315,000 par, 0.68%, due August 15, 2025	**	2,700,026
Santander Drive Auto Receivables Trust	$1,400,000 par, 0.53%, due September 15, 2028	**	921,497
Santander Drive Auto Receivables Trust	$1,714,968 par, 0.37%, due April 15, 2026	**	1,667,242
SBNA Auto Lease Trust	$363,337 par, 0.82%, due July 15, 2024	**	2,563,924

	SBNA Auto Lease Trust	$1,432,000 par, 0.88%, due January 21, 2026	**	2,562,580
	Synchrony Card Issuance Trust	$1,922,000 par, 0.46%, due April 19, 2027	**	1,663,390
	Tesla Electric Vehicle Trust	$1,028,000 par, 1.03%, due December 15, 2027	**	840,779
	Toyota Auto Fixed	$1,160,000 par, 0.74%, due May 15, 2026	**	489,658
	Toyota Auto Receivables Owner Trust	$1,457,000 par, 4.38%, due October 15 ,2025	**	447,709
	Toyota Auto Receivables Owner Trust	$1,976,000 par, 0.38%, due January 15, 2026	**	1,938,334
	Toyota Auto Receivables Owner Trust	$1,147,000 par, 1.41%, due June 15, 2026	**	470,840
	Toyota Auto Receivables Owner Trust	$495,073 par, 1.41%, due November 15, 2024	**	1,167,481
	Toyota Auto Receivables Owner Trust	$546,000 par, 2.22%, due October 15 ,2026	**	1,199,225
	VCAT Asset Securitization LLC Series	$1,755,000 par, 5.21%, due August 16 ,2027	**	352,427
	Verizon Master Trust	$2,768,000 par, 4.91%, due January 15, 2026	**	2,842,955
	Verizon Master Trust	$3,230,000 par, 0.33%, due October 15, 2025	**	2,295,640
	Verizon Master Trust	$418,869 par, 1.38%, due December 16, 2024	**	978,014
	Volkswagen Auto Lease Trust	$272,547 par, 0.55%, due September 16, 2024	**	2,630,664
	Volkswagen Auto Loan Enhanced Trust	$1,088,000 par, 0.48%, due June 15, 2026	**	629128
	Volkswagen Auto Loan Enhanced Trust	$954,760 par, 0.33%, due October 15, 2025	**	626902
	Volt CII LLC	$1,084,098 par, 4.05%, due July 15, 2025	**	1,495,326
	Volt XCIV LLC	$1,398,000 par, 4.49%, due November 16, 2026	**	676,276
	Westlake Automobile Receivables Trust	$1,509,000 par, 4.72%, due June 15, 2027	**	83,614
	Westlake Automobile Receivables Trust	$1,675,000 par, 4.88%, due April 15, 2027	**	1,575,737
	World Omni Auto Receivables Trust	$1,998,000 par, 4.96%, due November 15, 2028	**	524,254
	World Omni Auto Receivables Trust	$2,035,000 par, 3.44%, due September 15 ,2027	**	1,687,779
	World Omni Auto Receivables Trust	$610,000 par, 5.44%, due October 15, 2028	**	1,052,576
	World Omni Auto Receivables Trust	$635,731 par, 1.01%, due January 15, 2026	**	129,855
	World Omni Auto Receivables Trust	$683,000 par, 5.95%, due January 17, 2028	**	1,116,038
	Total Asset-Backed Securities			120,236,595

	Mortgage-Backed Securities
	510 Asset Backed	$1,284,317 par, 2.12%, due June 25, 2061	**	1,247,999
	BANK 2020-BNK29	$845,264 par, 2.06%, due November 15, 2053	**	682,967
	BANK5 2024-5YR5	$952,258 par, 5.70%, due February 15, 2029	**	986,859
	Benchmark Mortgage Trust	$935,000 par, 0.00%, due December 1, 2057	**	829,015
	Benchmark Mortgage Trust	$560,000 par, 2.39%, due September 15, 2054	**	471,174
	Citigroup Commercial Mortgage Trust	$816,000 par, 3.72% floating rate, due December 10, 2049	**	771,002
	Citigroup Commercial Mortgage Trust	$234,000 par, 3.78%, due September 10, 2058	**	224,559
	Citigroup Commercial Mortgage Trust	$294,000 par, 3.15%, due November 15, 2049	**	277,500
	Commercial Mortgage Bank	$888,000 par, 0.00%, due October 1, 2052	**	786,150
	Connecticut Avenue Securities Trust	$961,642 par, 6.82%, due October 25, 2043	**	965,964
	CSAIL Commercial Mortgage Trust	$531,000 par, 3.50%, due November 15, 2049	**	502,226
	CSMC Mortgage-Backed Trust	$673,459 par, 4.07%, due March 25, 2060	**	670,464
	CWMBS Inc. Mortgage Pass-through Series	$328,715 par, 6.00%, due December 25, 2033	**	320,565
	FREDDIE MAC STACR REMIC SERIES	$2,132,001 par, due November 25, 2041	**	2,130,679
	GS Mortgage Securities Trust	$1,627,500 par, 3.44%, due November 10, 2049	**	1,551,076
	Legacy Mortgage Trust	$464,478 par, 1.65%, due June 25, 2061	**	447,595
	Legacy Mortgage Trust	$2,271,456 par, 1.75%, due April 25, 2061	**	2,201,694
	Mill City Mortgage	$452,287 par, 1.13%, due November 25, 2060	**	423,217
*	Morgan Stanley Bank of America Merrill Lynch	$1,532,000 par, 3.73%, due May 15, 2048	**	1,484,143
*	Morgan Stanley Bank of America Merrill Lynch	$1,469,000 par, variable rate, due February 15, 2048	**	1,431,626
	MTG LLC	$940,843 par, 7.02%, due January 25, 2029	**	940,842
	NLT	$581,656 par, 3.20%, due October 25, 2062	**	518,481

Preston Ridge Partners Series	$818,688 par, variable rate, due February 25, 2032	**	790,770
Preston Ridge Partners Series Mortgage Trust	$362,989 par,variable rate, due June 25, 2024	**	356,130
PRPM LLC	$912,208 par, 1.32%, due July 25, 2051	**	825,634
PRPM LLC	$591,552 par, 1.87%, due April 25, 2026	**	578,948
PRPM LLC	$517,437 par, 2.36%, due October 25, 2026	**	503,184
PRPM LLC	$285,482 par, 2.12%, due March 25, 2026	**	283,343
PRPM LLC	$1,081,881 par, 4.00%, due November 25, 2053	**	1,032,651
VCAT Asset Securitization LLC	$243,167 par, 1.92%, due September 25, 2051	**	237,259
VCAT Asset Securitization LLC	$594,536 par, variable rate, due September 25, 2051	**	585,231
Vericrest Opportunity Loan Transferee	$665,745 par, 1.89%, due February 27, 2051	**	646,412
Volt	$571,520 par, 5.12%, due March 27, 2051	**	557,501
Volt XCIII LLC	$372,277 par, variable rate, due March 27, 2051	**	361,216
Volt XCIX	$476,576 par, 2.12%, due April 25, 2051	**	462,067
Volt XCVII	$1,711,075 par, variable rate, due April 25, 2051	**	1,657,048
Wells Fargo Commercial Mortgage Trust	$880,000 par, 3.70%, due November 15, 2048	**	850,787
Wells Fargo Commercial Mortgage Trust	$677,000 par, 3.10%, due May 15, 2049	**	639,542
Wells Fargo Commercial Mortgage Trust	$413,000 par, 3.81%, due December 15, 2048	**	400,401
Wells Fargo Commercial Mortgage Trust	$306,000 par, 4.44%, due September 15, 2061	**	299,983
Wells Fargo Commercial Mortgage Trust	$1,230,000 par, 3.63%, due November 15, 2047	**	1,205,866
Total Mortgage-Backed Securities			32,139,770

Collective Investment Trusts / Collective Trust Funds
BlackRock Institutional Trust Company, N.A.	Russell 2500 Index Non-Lendable Fund	**	1,102,518,355
BlackRock Institutional Trust Company, N.A.	Russell 2000 Index Non-Lendable Fund	**	526,609,688
BlackRock Institutional Trust Company, N.A.	Russell 1000 Index Non-Lendable Fund	**	11,340,341,913
BlackRock Institutional Trust Company, N.A.	MSCI USA Value Weighted Index RSL Fund	**	1,101,259,443
BlackRock Institutional Trust Company, N.A.	MSCI USA Quality Index RSL Fund	**	1,125,645,910
BlackRock Institutional Trust Company, N.A.	MSCI USA Momentum Index RSL Fund	**	1,152,473,431
BlackRock Institutional Trust Company, N.A.	MSCI USA Minimum Volatility Index Fund	**	1,115,691,021
BlackRock Institutional Trust Company, N.A.	MSCI ACWI ex-U.S. IMI Index Non-Lendable Fund	**	2,444,444,521
BlackRock Institutional Trust Company, N.A.	Long Term Government Bond Index Non-Lendable Fund	**	224,199,485
BlackRock Institutional Trust Company, N.A.	U.S. Treasury Inflation Protected Securities Non-Lendable Fund	**	261,719,469
BlackRock Institutional Trust Company, N.A.	U.S. Debt Index Non Lendable Fund	**	1,341,341,047
BlackRock Institutional Trust Company, N.A.	Intermediate Government Bond Index Non-Lendable Fund	**	350,530,250
BlackRock Institutional Trust Company, N.A.	Government Short-Term Investment Fund	**	763,847,453
Global Trust Company	AQR Emerging Equities Collective Investment Fund	**	387,847,626
Global Trust Company	Altrinsic International Equity Collective Fund	**	793,237,783
Global Trust Company	Victory Mid Cap Value Collective Investment Trust Fund	**	445,797,842
JPMorgan Chase Bank, N.A.	Short Duration Bond Fund	**	311,555,050
Principal Global Investors Trust Company	Global Real Estate Securities Fund	**	399,228,107
Prudential Trust Company	Long Duration Credit Fund	**	927,909,404
Prudential Trust Company	Core Plus Bond Fund	**	1,269,602,485
Reliance Trust Company	The Collective LSV International (ACWI EX US) Value Equity Fund	**	1,570,969,533
Reliance Trust Company	Driehaus Emerging Markets Growth CIT Fund	**	393,873,926

	SEI Trust Company	Nuveen Global Infrastructure Fund	**	207,339,036
	SEI Trust Company	Jackson Square SMID-Cap Growth CIT Fund	**	271,507,286
	SEI Trust Company	Fiera Asset Management USA Collective Trust	**	1,200,367,192
	SEI Trust Company	CoreCommodity Management Diversified I CIT Fund	**	103,641,462
	SEI Trust Company	Cohen & Steers Global Listed Infrastructure Fund	**	103,806,738
	SEI Trust Company	AEW Global Properties Trust Fund	**	400,804,827
*	The Northern Trust Company	The Presima Global Real Estate Concentrated Collective Fund	**	340,572,425
*	The Northern Trust Company	First Sentier Global Listed Infrastructure Collective Investment Trust	**	204,933,126
*	The Northern Trust Company	GQG Partners International Equity CIT Fund	**	1,223,573,673
*	The Northern Trust Company	Collective Government Short Term Investment Fund	**	10,717,540
	Wellington Trust Company, NA	CIF II Commodities Portfolio	**	105,057,344
	Total Collective Investment Trusts/Collective Trust Funds			33,522,964,391

	Total Investments			$40,304,881,249

*	Notes Receivable from participants	Loans to participants, interest rates ranging from 4.25% to 9.50%, with various maturities		$1,220,067,619

* Represents a party-in-interest.
** Column (d) cost information not required as accounts are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Walmart 401(k) Plan

June 25, 2024	By:	/s/ Kim Lupo
Kim Lupo Senior Vice President, Global Total Rewards Walmart Inc.